Mr. Michael Moran
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington D.C., 20549-0305
U.S.A.

Re:	Wacoal Holdings Corp. Form 20-F for the fiscal year ended March 31, 2007 Filed July 20, 2007 File No. 000-11743
Dear Mr. Moran:
     Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in your letter dated August 9, 2007, with respect to the annual report on Form 20-F of Wacoal Holdings, Corp. (“Wacoal”) for the fiscal year ended March 31, 2007. For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly.
Item 5. Operating and Financial Review and Prospects
Net Income, page 27
1. We note in March 2006 Fukushima Wacoal Sewing Corporation terminated its operations. We note that you have not presented discontinued operations. Please tell us what consideration you gave to SFAS 144.
     Response
     We manufacture and sell innerwear and other apparel products using two major divisions, our Wacoal Brand division and our Wing Brand division. Each division has different product lines, brands, sales channels and a number of manufacturing facilities. The Wacoal Brand division consists of several components, and one of these components is the manufacturing facilities. Wacoal Brand division has several manufacturing facilities that it uses for its Wacoal Brand products. Those manufacturing facilities provide their products only to the Wacoal Brand division, and the nature of the products and production processes are similar among the various facilities. Fukushima Wacoal Sewing Corporation (“Fukushima Wacoal”), previously a 100% owned subsidiary, was a manufacturing facility in the Wacoal Brand division above, and was closed in the course of a rationalization of the production for the Wacoal Brand division. Upon the closure of Fukushima Wacoal, its production was reallocated among other factories. The closure of Fukushima Wacoal did not relate to the termination of any product line. The operations which were previously performed at Fukushima Wacoal were succeeded by other manufacturing facilities. Therefore, we do not believe that the operations and cash flows of Fukushima Wacoal have been eliminated from Wacoal’s continuing operations as a result of the closure of Fukushima Wacoal (refer to SFAS 144 par. 42 (a)).
     Based on the foregoing, we do not believe it was appropriate to report the results of operations of Fukushima Wacoal in discontinued operations since the condition in SFAS 144 par. 42 (a) is not met.
Consolidated Financial Statements, page F-1
2. We note that your investments in securities, inclusive of non consolidated equity investments, exceed 40% of the value of your total assets less cash. Please tell us what was your consideration of Section 3(a)(1) of the Investment Company Act of 1940. We presume that the fair value of your equity investments exceeds the book value of such investments for purposes of assessing the applicability of the exemption provided by Rule 3a-1.
     Response
     We respectfully advise the Staff that Wacoal is not engaged primarily, does not propose to engage primarily, and does not hold itself out as being in the business of investing, reinvesting or trading in securities, nor is it in the business of issuing face-amount certificates of the installment type, and has no such certificates outstanding. Wacoal is a holding company that, through its wholly owned subsidiaries, as defined in Section 2(a)(43) of the Investment Company Act of 1940 (the “Investment Company Act”), including its predecessor and primary operating subsidiary, Wacoal Corp., is engaged primarily, and has consistently held itself out as engaged primarily, in the business of designing, manufacturing and marketing intimate apparel. Like many Japanese companies, for business relationship purposes, Wacoal holds interests in the equity securities of some of its suppliers and distributors, including major department stores publicly listed in Japan, which contributes to its holdings in securities. However, we believe our investors are primarily induced to invest in Wacoal based on the operating results of our primary business and not based on the value of our portfolio of cross-shareholdings that support our business operations. For these and other reasons, consistent with Section 3(b)(1) of the Investment Company Act, we believe that Wacoal is not an investment company as defined in Section 3(a)(1) of the Investment Company Act.
     Wacoal also is not an investment company pursuant to the exemption provided by Rule 3a-1 under the Investment Company Act, because no more than 45% (we believe the actual percentage is below 40%) of the value of our total assets (excluding U.S. government securities and cash items) consisted of, and no more than 45% (we believe the actual percentage is below 29%) of our net income after taxes for the four fiscal quarters ending March 31, 2007 was derived from, investment securities. For the purposes of this response letter, we interpret “investment securities” to mean all securities other than (i) U.S. government securities, (ii) securities issued by directly or indirectly majority-owned subsidiaries of Wacoal which are not investment companies and (iii) securities issued by companies controlled primarily by Wacoal, which are not investment companies and through which Wacoal engages in a business other than that of investing, reinvesting, owning, holding or trading in securities.

     We believe that the fair value of our investments in affiliates that constitute investment securities does not materially exceed the book value of such investments for a number of reasons. Our investment in Peach John, Inc., in which we have a 49% equity interest, represents nearly half of our investments in affiliates. We acquired our interest in Peach John, a private company, in June 2006 and do not believe the fair value of our interest in Peach John exceeds its book value. The aggregate market value of our investments in three additional affiliates that are public companies and which represent an additional third of our investments in affiliates is 1% lower than the aggregate book value of those investments as of a recent date.
     Furthermore, we believe that some of our investments in affiliates could be characterized as investments in primarily controlled affiliates that should be excluded from the value of our investment securities for purposes of applying the 45% tests in Rule 3a-1. We believe that at least 19% of our investments in affiliates are in affiliates through which we are engaged in the business of designing, manufacturing and marketing intimate apparel, and which are primarily controlled by Wacoal because Wacoal owns more than 25% of each such affiliate’s total equity stock and is its largest and most significant shareholder. Additionally, Wacoal directors hold seats on the boards of several of these affiliates such that Wacoal has the greatest percentage of voting power of any investor.
     Finally, we believe that the fair value of our land as of March 31, 2007 should reflect more than 12 billion yen in unrealized gains in the value of our land as of that date.
     Based on the foregoing, we have concluded that Wacoal is not an investment company within the meaning of the Investment Company Act.
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Consolidation page F-10
3. We note some of your subsidiaries have fiscal years ending December 31. Please disclose any intervening events which might materially affect the results of your operations reported as of March 31. See Regulation S-X Item 3A-02(b)(1).
     Response
     Rule 3A-02(b)(1) of Regulation S-X requires that events that materially affect the financial position or results of operations and that occur during the period of difference should be recognized by disclosure or otherwise.
     We hereby advise the Staff that we did not disclose any such events because no events occurred at any of our subsidiaries with fiscal years ended December 31 that materially affected our financial position or results of operations during the period between December 31, 2006, the end of the fiscal year of several of our overseas subsidiaries, and March 31, 2007, the end of our fiscal year. Similarly, there were no events that materially affected our financial position or results of operations between December 31, 2004 and March 31, 2005 or between December 31, 2005 and March 31, 2006. In the future we will make a statement in our filings affirming that there have not been any events that materially affect our financial position or results of operations during the period of difference.

Note 6. Investments in Affiliates, page F-18
4. We note in 2006 your total equity in net income of affiliated companies is significant when compared to income from continuing operations before taxes. Please tell us what consideration you gave to Rule 3-09 of Regulation S-X.
     Response
     We did not file separate financial statements for any of our 50-percent-or-less-owned affiliates under Rule 3-09 of Regulation S-X as our investments in each of our affiliates were less than 10% of our consolidated assets and, therefore, as set forth in the investment test in Rule 1-02(w)(1), were not in excess of the 20% filing standard for determination of a significant subsidiary. Our equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of our affiliate with the largest amount of income in the year ended March 31, 2006 was equal to only 14% of our income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles in that year, which did not meet the 20% standard to trigger a filing requirement under the income test set forth in Rule 1-02(w)(3).
*      *     *

     In connection with responding to your comments, we acknowledge that:
♦	Wacoal is responsible for the adequacy and accuracy of the disclosure in the filing;

♦	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

♦	Wacoal may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions about this response letter, please contact, by fax or by e-mail, Ikuo Otani or Toru Wada (fax: +81-75-672-3219).

Very truly yours,
/s/ Ikuo Otani
Ikuo Otani
General Manager, Corporate Planning Wacoal Holdings, Corp.

cc:	Scott Stringer (Securities and Exchange Commission) Andrew W. Winden Jeff Schrepfer (Morrison & Foerster LLP) Hiroyuki Asaga (Deloitte Touche Tohmatsu)